Filed by General Motors Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: General Motors Corporation
Commission File No. 001-00043
For release: Tuesday, February 17, 2009
6:15 p.m. Eastern Standard Time
GM Presents U.S. Government Updated Plan for a
Viable, Sustainable Company
Restructured GM to be Re-focused, Streamlined and Simplified
•	Updated plan demonstrates GM’s viability, despite further deterioration in global economy

•	Accelerated cost reductions

•	GMNA EBIT breakeven level lowered to U.S. industry levels of 11.5-12.0 million units

•	Additional government support requested in U.S., Europe and Canada

•	‘Fewer, better’ products and brands, continued commitment to segment-leading fuel economy and advanced propulsion technology

•	Aggressive and bold plan that demonstrates significant progress
WASHINGTON — General Motors (NYSE: GM) today presented the United States Department of Treasury with an updated plan that boldly responds to the weaker global auto market conditions and details the company’s long term viability. The plan, which provides a comprehensive review of key aspects of GM’s restructuring, is the first of two status reports required by the loan agreement signed by GM and the U.S. Treasury on Dec. 31, 2008.
The plan submitted today addresses the key restructuring targets required by the loan agreement, including a number of the critical elements of the turnaround plan that was submitted to the U.S. government on Dec. 2, 2008. Among these are: U.S. market competitiveness; fuel economy and emissions; competitive labor cost; and restructuring of the company’s unsecured debt. It also includes a timeline for repayment of the Federal loans, and an analysis of the company’s positive net present value (NPV).
The plan also details the future reduction of GM’s vehicle brands and nameplates in the U.S., further consolidation in its workforce and dealer network, accelerated capacity actions and enhanced manufacturing competitiveness, while maintaining GM’s strong commitment to high-quality, fuel-efficient vehicles and advanced propulsion technologies.
GM’s viability plan actions result in a projected GM North America (GMNA) earnings before interest and taxes (EBIT) breakeven point of 11.5-12.0 million units in the U.S., compared to the 12.5-13.0 million unit range indicated in the Dec. 2, 2008 plan. The operating and balance sheet improvements outlined in GM’s viability plan are forecasted to result in a significant enterprise value and positive net present value, positive adjusted EBIT in 2010 and positive operating cash flow for its North American operations in the same year.

Overall adjusted operating cash flows are expected to approach breakeven levels in 2011, and improve to more than $6 billion in the 2012-2014 period, reflecting both the full effect of GM’s global restructuring initiatives and recovering industry volumes.
GM’s need for government support was driven by the global financial market crisis, dramatically weaker economy and the resulting precipitous decline in vehicle demand. These conditions have impacted the entire auto industry, which in the U.S. is down approximately 40 percent from its peak in 2005, to the lowest per capita sales rate in 50 years. Though the impact has been most severe in the U.S. and Western Europe, automakers around the world are reporting large losses, with many seeking government assistance to weather the downturn.
Following the steep decline in U.S. industry sales in December 2008 and January 2009, GM responded by further lowering its forecast for 2009 U.S. industry sales to 10.5 million units (57.5 million units globally) for viability planning purposes. These industry planning volumes are more conservative than those being used by most other industry sources.
“The U.S. and global auto industries are facing times of unprecedented challenge,” said GM Chairman and CEO Rick Wagoner. “These conditions dictate that we must take very tough actions to accelerate GM’s restructuring efforts. We’ve made a lot of progress since the plan we submitted on December 2, 2008, and we have more to do before March 31. The plan we delivered today to the U.S. Treasury is aggressive but achievable. It provides a clear pathway for GM that continues to support American manufacturing and technology innovation, which are vital to the future of our nation’s economy.”
Since the original plan submission on Dec. 2, 2008, GM has made significant progress in a number of areas, including the following:
Dealers and Brands
•	Evaluating Hummer sale options

•	Completed strategic review of global Saab business and sought buyers for the business

•	Saturn review complete; sale or spin-off possible; if not, phase out the brand at the end of current product lifecycle

•	Further reduction in model nameplates

•	Accelerated consolidation of GM’s dealer network
Cost Competitiveness
•	Further reduction in U.S. manufacturing capacity beyond Dec. 2 targets

•	Significant progress with the UAW to address labor cost competitiveness

•	Special hourly attrition program, salaried employment reductions

•	Canada restructuring discussions advancing

•	Engaged with European labor partners to achieve $1.2 billion in cost reductions
Balance Sheet
•	Term sheets exchanged with UAW and bondholder committee advisors

•	Initiated bond exchange negotiations with bondholder committee advisors

•	UAW and bondholder committee advisors conducting extensive due diligence

Building on progress GM has already made, the company is taking a number of additional actions to reduce costs, streamline its business and improve its competitive position.
Marketing and Revenue Improvement
In the U.S., GM will focus on its core brands; Chevrolet, Cadillac, Buick and GMC. Pontiac will serve as a focused brand with fewer entries, within the Buick-Pontiac-GMC channel. GM will have a total of 36 nameplates in 2012, down 25 percent from 2008 levels. The plan also provides additional detail on the Hummer, Saturn and Saab brands.
GM expects to make a decision to sell or phase out the Hummer brand by Mar. 31, with a final resolution expected no later than 2010.
GM has conducted a strategic review of the global Saab business and has offered it for sale. Given the urgency of stemming sizeable cash demands associated with Saab operations, GM is requesting Swedish government support prior to any sale. The company has developed a specific proposal that would have the effect of capping GM’s financial support, with Saab’s operations effectively becoming an independent business entity Jan. 1, 2010. While GM hopes to reach agreement with the Swedish government, the Saab Automobile AB subsidiary could file for reorganization as early as this month.
Saturn will remain in operation for the next several years, through the end of the planned lifecycle for all Saturn products. In the interim, if Saturn retailers or other investors present a plan that would allow a spin-off or sale of Saturn Distribution Corporation, GM would be open to any such possibility. If a spin-off or sale does not occur, GM plans to phase out the Saturn brand at the end of the current product lifecycle.
GM’s dealer count is also projected to be further reduced, from 6,246 in 2008 to 4,700 by 2012, and to 4,100 by 2014. Most of this reduction will take place in metro and suburban markets where dealership overcapacity is most prevalent. The result will be a smaller, but healthier GM dealer network.
Technology/Regulation Compliance
As indicated in the Dec. 2, 2008 plan, GM is moving ahead aggressively with plans to improve the fuel efficiency of its vehicles and develop a broad range of advanced propulsion technologies. The company is investing significantly in alternative fuel and advanced propulsion technologies in the 2009-2012 timeframe, supporting the expansion of GM’s hybrid offerings and development of the Chevrolet Volt’s extended-range electric vehicle technology.
For example, GM in January announced construction of a new U.S. manufacturing facility to build lithium-ion battery packs for the Volt. Lithium-ion batteries are an essential technology for advanced hybrids and electrically driven vehicles, and an important energy storage technology for other applications. GM has also committed to increasing its number of hybrid models to 14 by 2012, and to making more than 60 percent of its fleet alternative-fuel capable.

The investments in this restructuring plan will allow GM to become a long-term global leader in the development of fuel efficient and advanced technology vehicles. In doing so, the company will contribute to the development of this country’s advanced manufacturing capabilities and support the growth of “green” industries in the U.S.
Cost Reduction and Operational Actions
In order to improve capacity utilization and cost competitiveness, GM has consolidated its manufacturing footprint considerably by closing 12 manufacturing facilities in the U.S. between 2000 and 2008. Given the current very difficult market conditions, GM will close an additional 14 facilities by 2012, five more than were included in the Dec. 2, 2008 plan.
Agreements with the UAW concerning several items have been completed and are now being implemented. First, a special attrition program has been negotiated to assist restructuring efforts by reducing excess employment costs through voluntary attrition of the current hourly workforce. Second, the UAW and GM’s management have suspended the JOBS program. The program provided full income and benefit protection in lieu of layoff for an indefinite period of time. In addition, GM and the UAW have reached a tentative agreement relative to additional wage and benefit changes.
GM’s management estimates that these competitive improvements will further substantially reduce GM’s labor costs and represent a major move to close the competitive gap with U.S. transplant competitors. In addition, GM and the UAW have agreed to improve competitive work rules, which will also significantly reduce labor costs.
While these changes materially improve GM’s competitiveness and help the company realize a substantial portion of the labor cost savings targeted in the financial projections, further progress will be required to achieve the full targeted savings. GM plans to report these changes to the U.S. Secretary of Labor, who must certify GM’s competitiveness relative to the U.S. transplants.
Outside of the U.S., GM has accelerated restructuring plans for its Canadian, European and Asia-Pacific operations, all of which will be funded from sources outside the U.S.
Canada — Discussions are well advanced with the Canadian Federal and Ontario governments regarding long-term financial assistance to execute the restructuring actions necessary for long-term viability and with the Canadian Auto Workers (CAW) union on achieving competitive labor costs. The CAW has committed to achieving an hourly cost structure that is consistent with what is ultimately negotiated with the UAW.
Progress has also been made with the Canadian Federal and Ontario governments toward an agreement focused on maintaining proportional levels of manufacturing in Canada and on providing GMCL with a level of long-term financial assistance that is proportional to the total support provided to GM by the U.S. government. GMCL is continuing dialogue with its unions and the Canadian government with a target to finalize both agreements in March 2009.

GM remains optimistic both agreements can be completed by that time, which would enable GMCL to achieve long-term viability and enhance the value of GM. In the event that an agreement cannot be reached, GM will be required to reevaluate its future strategy for GMCL since it would not be viable on a standalone basis.
Europe — Europe is a highly competitive environment that is unprofitable for many vehicle manufacturers, and has a relatively costly restructuring environment. GM has engaged its European labor partners to achieve $1.2 billion in cost reductions, which include several possible closures or spinoffs of manufacturing facilities in high cost locations. In addition, GM is restructuring its sales organization to become more brand focused and better optimize its advertising. GM is also in discussions with the German government for operating and balance sheet support. A sustainable strategy for GM’s European operations may include support from partnerships with the German government and/or other European governments. The company expects to resolve solvency issues for its European operations prior to Mar. 31, 2009.
Asia-Pacific — In light of current market conditions, GM is reconsidering the pace of its expansion in the Asia Pacific region. As such, some of the proposed capacity expansion projects and product programs in the region are no longer financially feasible and will not proceed without financial support from either the respective governments or from other partners. GM is holding discussions with its stakeholders to address the required support.
Capitalization
As outlined in the GM viability plan, approximately $27 billion in unsecured public liabilities currently on the company’s balance sheet will be converted to a combination of new debt and equity, for a net debt reduction of at least $18 billion.
Negotiations are progressing with advisors of the ad hoc bondholder committee. Term sheets have been exchanged and due diligence regarding GM’s restructuring has commenced. The company anticipates that the bond exchange offer will commence in late March, consistent with requirements in the U.S. Treasury loan documents. Under the term sheet proposal, a substantial majority of the pro-forma equity in GM would be distributed to exchanging bondholders and the UAW VEBA.
Discussions with representatives of the UAW VEBA have also been progressing, and due diligence is also proceeding with respect to reaching agreement to convert at least half of future VEBA payments to equity. A draft term sheet has been provided to the UAW, and they have indicated their desire to discuss the VEBA situation with government officials prior to signing any such term sheet. Closing of the conversion of VEBA obligations and unsecured debt to equity should be complete in May of this year.
Government Funding
To complete its aggressive restructuring and fund its ongoing operations amid an uncertain economic environment, GM is requesting the U.S. government to consider funding the company with a combination of secured term loans, revolving credit, and preferred equity.

In the Dec. 2 submission, GM indicated that under a U.S. downside volume scenario, the company would need funding support of approximately $18 billion. In addition, GM assumed that the $4.5 billion U.S. secured revolver credit facility would be renewed when it matures in 2011.
In the current baseline forecast, near-term industry volumes are similar to the December 2 downside scenario, and so GM’s forecast indicates the company will need the $18 billion that was requested in December. In addition, based on current credit market conditions, it cannot be assumed that the company will be able to rollover the $4.5 billion revolver in 2011.
Therefore, GM is requesting federal funding support of $22.5 billion under its current baseline industry volume scenario. If the U.S. industry deteriorates further, a scenario depicted in the company’s new, lower downside volume scenario with U.S. industry volume of 9.5 million units in 2009 and 11.5 million units in 2010, GM would require further federal funding, estimated currently at an additional $7.5 billion, which could bring total Government support up to $30 billion by 2011. Under the company’s baseline outlook, repayment of federal support is expected to begin in 2012.
Additional financial support might be required in 2013 and 2014 if GM has to make contributions to our U.S. pension funds. In an update to the Dec. 2, 2008 submission, recent valuations indicate that GM’s U.S. pension plans are currently under-funded as of Dec. 31, 2008. At this point, it is premature to conclude whether the company will need to make additional pension contributions, as the funded status of the pension plan is subject to many variables, including asset returns and discount rates. GM is currently analyzing its pension funding strategies.
During 2009-2014, GM also is requesting funding support from the governments of Canada, Germany, the United Kingdom, Sweden, and Thailand, and has included an estimate of $6 billion in funding support by 2010 to provide liquidity specifically for GM’s operations in these countries.
Finally, the plan submitted today discusses the issue of bankruptcy as a potential option for restructuring, concluding it would be a highly risky, extremely costly and time-consuming process. This reaffirms management’s position that bankruptcy is not in the best interests of GM or its stakeholders. The overriding risks are the significant impact a bankruptcy would have on the company’s revenue stream and the resulting huge debtor-in-possession funding support that would be required from the government, as such funding is not available from traditional sources in today’s market conditions. Accordingly, accomplishing GM’s restructuring out of court remains by far the best approach for all constituents.
“Our viability plan requires significant sacrifices from all GM stakeholders: management, employees, unions, suppliers, dealers, investors and bondholders,” Wagoner said. “But these are the kind of actions we need to take to survive the current industry crisis, and position GM for sustainability and success. This plan, in effect, signifies the reinvention of General Motors for the 21st century. We are working non-stop to put this plan into action, and we greatly appreciate the support and encouragement we continue to receive as we take these important steps toward viability. ”

GM’s leadership team will continue to work with its key stakeholders and the newly formed Presidential Task Force on Autos as it proceeds with its restructuring. In accordance with the loan agreement, GM will submit its second progress report to the U.S. Treasury on March 31. This progress report will be the basis for the Task Force to issue a ‘Plan Completion Certificate’ to Congress, which confirms GM’s long-term viability.
For additional details on GM’s restructuring, the complete plan will be posted online at http://media.gm.com.
Contacts:
Greg Martin
202-775-5008 (o)
202-744-6285 (c)
greg.a.martin@gm.com
Reneé Rashid-Merem
313-665-3128 (o)
313-701-8560 (c)
renee.rashid-merem@gm.com
Tom Wilkinson
313-667-0366 (o)
313-378-6233 (c)
tom.wilkinson@gm.com
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About GM
General Motors Corp. (NYSE: GM), one of the world’s largest automakers, was founded in 1908, and today manufactures cars and trucks in 34 countries. With its global headquarters in Detroit, GM employs 244,500 people in every major region of the world, and sells and services vehicles in some 140 countries. In 2008, GM sold 8.35 million cars and trucks globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, Hummer, Opel, Pontiac, Saab, Saturn, Vauxhall and Wuling. GM’s largest national market is the U.S., followed by China, Brazil, the United Kingdom, Canada, Russia and Germany. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.
Exchange Offer Information
In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.
GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information regarding the directors and executive officers is also included in GM’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2008, and additional information is available in the Annual Report on Form 10-K, which was filed with the SEC on February 28, 2008, respectively.
Forward-Looking Statements
In this press release and in related comments by our management, our use of the words “expect,” “anticipate,” “ensure,” “promote,” “target,” “believe,” “improve,” “intend,” “enable,” “continue,” “will,” “may,” “would,” “could,” “should,” “project,” “projected,” “positioned” or similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors. Among other items, such factors might include: our ability to comply with the requirements of our credit agreement with the U.S. Treasury; the availability of funding for future loans under that credit agreement; our ability to execute the restructuring plans that we have disclosed, our ability to maintain adequate liquidity and financing sources and an appropriate level of debt; and changes in general economic conditions, market acceptance of our products; shortages of and price volatility for fuel; significant changes in the competitive environment and the effect of competition on our markets, including on our pricing policies, financing sources and an appropriate level of debt; and changes in general economic conditions.
Our most recent reports on SEC Forms 10-K, 10-Q and 8-K provide information about these and other factors, which may be revised or supplemented in future reports to the SEC on those forms.